UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2022

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T acquires Box 1824: joining forces to envision and materialize the future

Campinas, Brazil - June 1, 2022 - Business Wire - CI&T (NYSE: CINT), a global digital specialist, announces today the acquisition of 100% of BOX 1824 PLANEJAMENTO E MARKETING LTDA. ("Box 1824"), an award-winning future-focused strategic consulting firm headquartered in São Paulo, to accelerate its global strategic capabilities.

Box 1824 is a unique company, a hybrid between research, consultancy, business strategy, and future hub. It is globally recognized for Detect, Decode, and Direct - a proprietary methodology called 3D - behavior trends and tech changes, and connects those movements with effective, practical, and future-focused supra strategic plans to its clients.

Box 1824 has been bridging the gap between future and present tenses for almost two decades and adds a multifunctional team of around 40 senior business strategists to CI&T. For the last 18 years, Box 1824 has partnered with global clients like (i) Itaú, the biggest bank in Latin America, to craft its purpose, future, insights, and portfolio in order to shift the category on a regional level; (ii) Nike, unlocking the full potential of sports from an inclusive perspective, and (iii) powerhouses like Google, providing new guidelines for their content and products. Other clients include Novartis, Disney, XP Investments, Google, NuBank, and Spotify.

"Box 1824, founder-led like us, is fully complementary to CI&T. Box 1824 is the top global zeitgeist decoders, and we are the strategy+design+tech enablers. I strongly believe that Box's 3D methodology will dramatically enhance our end-to-end digital capabilities and the value we create for our clients. I am really excited about it," said Cesar Gon, CI&T's founder and CEO.

“We've been helping global companies create and strategize their futures. Now, as part of the CI&T Family, we will be able to offer the continuation of the journey up to the implementation, a key factor to make sure that tipping points don't get lost in execution. This is a great opportunity for us and a great offer to our existing and potential new clients, ” added Paula Englert, CEO of Box 1824.

Box 1824 will remain as an independent operation - part of the CI&T Family - and Paula Englert will continue to be Box 1824's CEO.

About Box 1824

Future-focused Strategic Consulting - Box 1824 is a hybrid between a research and future company and a strategic consultancy. Being multifaceted allows it to develop projects from the first insight to their completion. The company was born out of the ability to study behaviors and map the culture. The 3D methodology allows the connection between the present and the future of businesses. Starting in Detect, which indicates new realities and contexts, going to Decode, where we translate the zeitgeist, and finally the Direct, where we transform visions of the futures and behavior mapping into business strategy. For the last 18 years, Box 1824 has been a strategic partner to Itau, Stellantis, Disney, Telefônica, Nike, Google, Raia Drogasil, and other global players.

About CI&T

CI&T (NYSE: CINT) is a global digital specialist, a partner in end-to-end digital transformation for 100+ Large Enterprises & Fast Growth Clients. As digital natives, we bring a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in 9 countries with a nearshore delivery model, CI&T is the Employer of Choice for more than 6,400 professionals in strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience, and driving operational efficiency.

Cautionary statement on forward-looking statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate Dextra and Somo; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact:

Eduardo Galvão

egalvao@ciandt.com

Media Relations Contact

Zella Panossian

ciandt@illumepr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer